Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 9, 2005.

Item 3	News Release
The news release was disseminated on May 9, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report assay results from hole BPD-17 drilled at the newly discovered Breccia Ridge Zone at the company's wholly-owned Pitarrilla silver project located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango, Mexico.

Item 5	Full Description of Material Change
See attached news release 05-08.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
May 9, 2005.

May 9, 2005	Trading Symbols:
News Release 05-08	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS 385 FEET GRADING 2.4 OZ./TON SILVER PLUS BASE
METALS IN BRECCIA RIDGE ZONE AT PITARRILLA IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report assay results from hole BPD-17 drilled at the newly discovered Breccia Ridge Zone at the company’s wholly-owned Pitarrilla silver project located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango, Mexico.

Hole BPD-17 at Breccia Ridge intersected two zones of mineralization and included:

•

385.0 feet averaging 2.4 ounces of silver per ton (117.4 meters averaging 82.2 grams of silver per tonne), 0.64% lead and 0.20% zinc; including 105.0 feet averaging 6.6 ounces of silver per ton (32.0 meters averaging 225.9 grams of silver per tonne), 0.86% lead and 0.26% zinc.

Three holes spaced over a strike length of approximately 400 meters have intersected the steeply dipping zone which cuts across the top of Cerro Pitarrilla and is nested between the Cordon Colorado, Peña Dyke and Javelina Creek Zones. BPD-17 was collared at an elevation approximately 130 meters lower than BPD-1 and BPD-15 and intersected mineralization approximately 200 meters below BPD-1 and BPD-15. Highlights of the three holes(1) completed to date at Breccia Ridge include:

Hole No.	Location (UTM)	Dip/ Azimuth	Hole Length (meters)	From	To	Interval (meters)*	Silver (in g/t)	Lead (%)	Zinc (%)	Interval (feet)	Silver (oz./ton)
BPD-1*	503796E 2811249N	50°/ 250°	324.6	56.4	60.5	4.1	251.2	0.36	0.18	13.5	7.3
				120.4	155.4	35.0	118.5	0.46	0.32	114.8	3.5
			and	155.4	202.7	47.3	40.9	0.41	1.56	155.0	1.2
			incl.	185.9	198.1	12.2	76.9	0.81	2.35	40.0	2.2
BPD-15*	503860E 2811150N	50°/ 220°	355.1	76.2	327.7	251.5	64.5	0.56	0.84	825.1	1.9
			incl.	118.9	295.6	176.7	80.1	0.70	1.13	579.7	2.3
			incl.	239.3	281.9	42.6	71.4	1.45	2.92	139.8	2.1
BPD-17	503798E 2810700N	50°/ 25°	452.6	146.3	175.3	29.0	49.6	0.21	0.12	95.0	1.5
				246.9	364.2	117.3	82.2	0.64	0.20	385.0	2.4
			incl.	246.9	278.9	32.0	225.9	0.86	0.26	105.0	6.6

* BPD-1 and BPD-15 previously reported. True thicknesses to be determined.

The Breccia Ridge Zone can be traced over 700 meters on surface and is open along strike and at depth. Due to the success of drilling at Breccia Ridge, Silver Standard has mobilized a second drill rig to accelerate exploration at Pitarrilla through additional testing of the four known zones as well as other attractive targets defined by soil geochemical and rock chip sampling.

Among priority targets will be the newly-found South Ridge Zone which is located a further 400 meters along strike from the most southerly hole (BPD-17) at Breccia Ridge.

BPD-17 was part of a 3,650-meter, 22 diamond drill hole program recently completed at Pitarrilla, resulting in the discovery of two new silver zones, Breccia Ridge and Javelina Creek, and significantly enhancing the property’s resource potential. The project now hosts four drill-defined zones of silver mineralization including the existing Cordon Colorado and Peña Dyke zones. Further diamond drill results from Cordon Colorado and Javelina Creek are pending.

Silver Standard reported the discovery of silver mineralization at Pitarrilla in late 2003. Last fall, following 129 reverse circulation drill holes at the Cordon Colorado and Peña Dyke zones, the company reported indicated silver resources totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tonnes grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Engineering studies and metallurgical testwork are ongoing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla. For other news releases related to the Pitarrilla project, please refer to Silver Standard’s web site: www.silverstandard.com. A surface plan map and a photograph of the Cordon Colorado and Breccia Ridge zones are posted under “News Releases.”

Silver Standard Resources Inc. is a well-financed silver resource company with almost $40.0 million in cash, 1.95 million ounces of physical silver, and marketable securities. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

(1) Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.